PowerVerde, Inc.

420 S Dixie Highway, Suite 4B

Coral Gables, Florida 33146

www.powerverdeenergy.com

February 14, 2014

Mr. Kevin L. Vaughn Accounting Branch Chief Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA FEDERAL EXPRESS AND EDGAR
Re:	Powerverde Inc. (the “Company”) Form 10-K for the year ended December 31, 2012 Filed May 16, 2013 File No. 0-27866

Dear Mr. Vaughn:

The following sets forth the comments made in your letter dated January 31, 2014, and the Company’s response to each of the comments, in the order set forth in that letter:

Form 10-K for the Year Ended December 31, 2012

Exhibits 31.1 and 31.2

1.	In accordance with Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications specified in Exchange Act Rules 13a-14(a) and 15d-14(a) must include new certifications. Please amend the filing to provide new certifications as set forth in Exchange Act Rules 13a-14(a) and 15-d-14(a).

We will file an amendment to the Form 10-K providing the new certifications.

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 14, 2014

General

2.	We note that your correspondence includes the acknowledgments requested in our comment letter dated December 30, 2013. However, please note that the written statement must be provided by the company rather than by external legal counsel. Please provide correspondence that includes the written acknowledgments signed by the company.

The Company’s acknowledgments are set forth below.

* * * *

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact me at (305) 666-0024 or contact Company counsel, Robert B. Macaulay of Carlton Fields Jorden Burt, at (305) 530-4026 or by email at rmacaulay@cfjblaw.com.

Very truly yours,

POWERVERDE INC.

/s/ Richard H. Davis
Richard H. Davis
Chief Executive Officer